INVEST IN **PRIVATE PACKS**

# A modern line of holistic feminine pain relief solutions


private packs
21st Century Solution for Genital Pain Relief

privatepacks.com New York NY

Retail | Main Street | Hardware | Minority Owned | Health and Fitness

OVERVIEW UPDATES WHAT PEOPLE SAY 4 ASK QUESTION

## Highlights

1. Won "Most VC-Backable Startup" by the Venture Capital Investment Competition
2. Inaugural XRC Elevate Fellow
3. CVS 10 store pilot participant
4. Black Female Founder
5. Design Patent Granted

## Our Founder



**Suzanne (Sinatra) Roberts** CEO

Ex-Wall Street Marketing Executive turned Entrepreneur. Former Member of the Royal Canadian Armed Forces. Marksman. Fun fact: My first job in America was as an EA working for Dee Snider. (Yes, the 80's rock band Twisted Sister lead singer)

EA working for Dee Snider. (Yes, the 80's rock band Twisted Sister lead singer).

On more than one occasion I have had down there pain and I was tired of having to resort to frozen peas to heal my privates. There are therapy packs for every other muscle and joint on the body, why not the V??? I decided to do something about it.

## Our Story



private packs
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Modern Solutions for Feminine Pain
PRE-SEED DECK
CONFIDENTIAL




Executive Summary
COMPANY
Private Packs is a CPG female wellness company that creates a modern line of feminine pain relief solutions for the intimate body parts.
MISSION STATEMENT
Transform the healing process for women's most sensitive body parts.
PRODUCT OFFERINGS
- Ergonomic Hot & Cold Therapy Packs
- Topical Ointments
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MARKET
Private Packs is a challenger brand taking on an unmet need in the women's health space - pain relief solutions, a $6.8B market opportunity for women
TEAM
Suzanne Sinatra, an experienced Wall Street Marketer, is our CEO. Our advisors have over 40 years of medical and CPG experience from brands such as AWAY.
PRESS
BRIDES
Forbes
WELL+GOOD
COSMO
BUSTLE
RAISING
$250,000
USE OF FUNDS
• 40% Marketing
• 35% Hiring
• 10% CVS Pilot
• 10% E-Commerce
• 5% G&A
TERM SHEET DETAILS
Convertible Note
• 8% interest
• 20% discount
• $5M valuation cap
CONFIDENTIAL PRIVATE PACKS
02




Problem
100%
of vulva owners experience pain in their privates.
SEXTECH
SEXUAL WELLNESS (21+)
FEMTECH
GYNECOLOGICAL HEALTH
PREGNANCY CARE
PERI-MENOPAUSE (40+)
SILVERTECH
MENOPAUSAL WOMEN (50+)

Current Solutions

## Women have to resort to antiquated tools that are demoralizing.







**Outdated Hand-Me-Downs**
You can't bring these to the office

NOT FOR YOUR VAG
SWEET PEAS
Green Giant
Chobani

**Meant to Be Eaten**
Messy, unsterile and bulky

**D.I.Y. Fixes**
Frozen padsicles and frozen condoms

Market Opportunity

## Women are often misdiagnosed and our health is under researched.

| | | |
|---|---|---|
| 🇺🇸 $6.8B | 🇺🇸 $4.3B | 🇺🇸 $214M |
| TAM | SAM | SOM FOR VULVA PACKS |
| 135M | 86M | 4.3M |
| FEMALES 16+ yrs old | CHRONIC PAIN & TRAUMAS<br>Co incident with 2-3 other traumas | 5% OF THE MARKET |

🇬🇧 + 🇪🇺 $11.2B
🇨🇦 $572K

4.3M X $49.99

Product Roadmap —> Appendix

Solution

## Product I: Vulva Pad

GRANTED DESIGN PATENT
HOT & COLD
FSA/HSA REIMBURSABLE
NON TOXIC MATERIALS
ECO-FRIENDLY

SUSTAINABLE DEVELOPMENT GOALS
3 GOOD HEALTH AND WELL-BEING
5 GENDER EQUALITY
12 RESPONSIBLE CONSUMPTION AND PRODUCTION











WEARABLE
TARGETED SOOTHING COMFORT
DISCREET & PORTABLE
REUSABLE UP TO 200 TIMES
CONTOURS TO YOU
HANDSFREE
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Competition



| private packs | | Medline | Pariday | VagiKool | Nyssa | Femicorp | GentlePak |
|---|---|---|---|---|---|---|---|
| Multi-Temperature | ✓ | – | – | – | ✓ | – | – |
| Patented Design | ✓ | – | – | – | – | ✓ | – |
| Performance Material | ✓ | – | – | – | – | – | – |
| Inclusive Brand | ✓ | – | – | – | – | – | – |
| Sustainable | ✓ | – | ✓ | – | ✓ | ✓ | ✓ |
| Approachable | ✓ | – | – | – | ✓ | – | – |
| Price | $49 | $36 | $34 | $40 | $12 | $42 | $49 |

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## Customers

When my pelvic floor muscles are clenched it results in a burning sensation on my vulva. For years, many doctors and PF PT's didn't know what was wrong me. Everything exacerbated the pain."

—Donna, 31 ys old, No children

Thank you for making Private Packs! My GF is suffering from chronic urethritis which triggers when she gets cold and I don't want to see her in pain anymore.

—Marcus, boyfriend, no children

My daughter has been experiencing horrific chronic pain from endometriosis and vulvodynia. She's crying every night from the pain. She can't sit for any length of time and is a college student which affects her work.

—Sue, 54 yrs old, Mom, 1 adult child

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## Unit Economics

Also sold as a one pack ($34) and three packs ($69).

| | DTC | Wholesale |
|---|---|---|
| Retail Price | $49 | $300/case |
| COG | $3.29 | $39.48 |
| Profit Margin | 93% | 86% |

COGS include Materials, Production, Fulfillment, Freight Shipment

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## Traction & GTM

**TO DATE**

Successful Crowdfunding & E-Commerce launch
Granted design patent
Rewards & pre orders
AARP

**PHASE I** 2-12 Months

CVS pilot
Begin marketing efforts
Launch waitlisted SKUs
Start wholesale & clinician program
Key Hire: Marketing
xrc labs

**PHASE II** 12 - 24 Months

Expand retail footprint
Launch additional SKUs
Key Hire: Sales

**PHASE III** 25+ Months

Amazon Store
Launch topical products
Pursue Medicare coverage
Key Hire: Ops

Recognized: Innovation Labs

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*this timeline cannot be guaranteed

## Investment Opportunity

### $250,000
- 8% interest
- 20% discount
- $5M Valuation
- Target Runway: 18-24 Months

### 2021 Milestones
- 16 Week Pilot in 10 CVS Stores
- Kickoff marketing campaign to grow presence
- Execute nationwide retail pharmacy chains
- Launch additional SKUs
- Team buildout
- Build Clinicians, Therapists and Pharmacists portal

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5%
10%
10%
40%
35%

- Marketing
- Personnel
- Retail Ready/CVS
- E-Commerce
- We Funder Fee

CONFIDENTIAL PRIVATE PACKS

CEO & Founder

## Suzanne Sinatra

- Wall Street Marketer turned Fem Tech Entrepreneur
- 2021 XRC Labs Elevate Fellow
- 2021 VCIC Most VC-Backable Startup: New England Regionals
- Speaker: SexTech & Scrappy Entrepreneurship
- Cancer Survivor and Patient Advocate
- Veteran, Royal Canadian Armed Forces

"I got fed up hacking together a solution and conflicting health information for my privates, and my doctors were no help. So I did something about it."

Project Entrepreneur | UBS

STARTUP SCHOOL by Y Combinator

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## Advisors

Clinician

Jessica Shepherd MD MBA FACOG
OB/GYN

Operations

Keziah Robinson
Principal, Cassia Partners

Business

Robert Befidi
Div. Vice President, 3M

3M

Legal

Lydia Cheuk
Deputy General Counsel, Away

AWAY

Marketing

Sharon Lee Thony
Entrepreneur, recent exit to Fiverr. Formerly: P&G

P&G

Finance

Deb Bronston-Culp
Managing Partner
Samothrace Partners

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CONFIDENTIAL PRIVATE PACKS

Today: Foundation





BUILT A BRAND



MADE FIRST PRODUCT



CREATED A COMMUNITY

THANK YOU



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Made in New York City
https://privatepacks.com
@privatepacks
https://calendly.com/sinatra

CONFIDENTIAL,
PRIVATE PACKS

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